

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Rudy Mazzocchi
President and Chief Executive Officer
Agentix Corp.
2932 Pacific Coast Highway, #14-254
Dana Point, CA 92629

> **Re: Agentix Corp.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2020**
> **File No. 333-248589**

Dear Mr. Mazzocchi:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed September 3, 2020

Cover Page

1. It appears that your common stock is quoted on the OTC Pink tier of the OTC Markets. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares of your common stock will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey M. Quick, Esq.